UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _ )*

First High-School Education Group Co., Ltd.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

320505100**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares (“ADS”) of the Issuer. Each ADS represents three Class A ordinary shares. No CUSIP has been assigned to the Class B ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 320505100

1.	Names of Reporting Persons. Longwater Topco B.V.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
15,267,690(1)
	6.	Shared Voting Power
N/A(1)
	7.	Sole Dispositive Power
15,267,690(1)
	8.	Shared Dispositive Power
N/A(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,267,690(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by Amount in Row (9)
17.6%(2)
12.	Type of Reporting Person
CO

(1)	Represents 15,267,690 Class B ordinary shares held by Longwater Topco B.V. Longwater Topco B.V. is a company incorporated in the Netherlands and indirectly controlled by EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III GP B.V. is the general partner of EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III Limited Partnership is an alternative investment fund that consists of several investment vehicles. EQT Fund Management S.à r.l. (“EFMS”) has the exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Mid Market Asia III Limited Partnership. As such, EFMS has the power to control EQT Mid Market Asia III GP B.V’s voting and investment decisions. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Joshua Stone, Adam Larsson, Nicholas Curwen, Peter Veldman and James Arrol. Each of EQT Mid Market Asia III Limited Partnership, EQT Mid Market Asia III GP B.V. and EFMS may be deemed to have sole power to vote such shares and sole power to dispose of such shares.
(2)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 86,838,700 ordinary shares (being the sum of 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021 as a single class (which excludes 7,182,390 Class A ordinary shares held as treasury stock). Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 320505100

1.	Names of Reporting Persons. EQT Mid Market Asia III Limited Partnership
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
15,267,690(3)
	6.	Shared Voting Power
N/A
	7.	Sole Dispositive Power
15,267,690(3)
	8.	Shared Dispositive Power
N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,267,690(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by Amount in Row (9)
17.6%(4)
12.	Type of Reporting Person
PN

(3)	Represents 15,267,690 Class B ordinary shares held by Longwater Topco B.V. Longwater Topco B.V. is a company incorporated in the Netherlands and indirectly controlled by EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III GP B.V. is the general partner of EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III Limited Partnership is an alternative investment fund that consists of several investment vehicles. EQT Fund Management S.à r.l. (“EFMS”) has the exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Mid Market Asia III Limited Partnership. As such, EFMS has the power to control EQT Mid Market Asia III GP B.V’s voting and investment decisions. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Joshua Stone, Adam Larsson, Nicholas Curwen, Peter Veldman and James Arrol. Each of EQT Mid Market Asia III Limited Partnership, EQT Mid Market Asia III GP B.V. and EFMS may be deemed to have sole power to vote such shares and sole power to dispose of such shares.
(4)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 86,838,700 ordinary shares (being the sum of 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021 as a single class (which excludes 7,182,390 Class A ordinary shares held as treasury stock). Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 320505100

1.	Names of Reporting Persons. EQT Mid Market Asia III GP B.V.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
15,267,690(5)
	6.	Shared Voting Power
N/A(5)
	7.	Sole Dispositive Power
15,267,690(5)
	8.	Shared Dispositive Power
N/A(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,267,690(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by Amount in Row (9)
17.6%(6)
12.	Type of Reporting Person
CO

(5)	Represents 15,267,690 Class B ordinary shares held by Longwater Topco B.V. Longwater Topco B.V. is a company incorporated in the Netherlands and indirectly controlled by EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III GP B.V. is the general partner of EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III Limited Partnership is an alternative investment fund that consists of several investment vehicles. EQT Fund Management S.à r.l. (“EFMS”) has the exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Mid Market Asia III Limited Partnership. As such, EFMS has the power to control EQT Mid Market Asia III GP B.V’s voting and investment decisions. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Joshua Stone, Adam Larsson, Nicholas Curwen, Peter Veldman and James Arrol. Each of EQT Mid Market Asia III Limited Partnership, EQT Mid Market Asia III GP B.V. and EFMS may be deemed to have sole power to vote such shares and sole power to dispose of such shares.
(6)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 86,838,700 ordinary shares (being the sum of 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021 as a single class (which excludes 7,182,390 Class A ordinary shares held as treasury stock). Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 320505100

1.	Names of Reporting Persons. EQT Fund Management S.à r.l.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
15,267,690(7)
	6.	Shared Voting Power
N/A(7)
	7.	Sole Dispositive Power
15,267,690(7)
	8.	Shared Dispositive Power
N/A(7)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,267,690(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by Amount in Row (9)
17.6%(8)
12.	Type of Reporting Person
PN

(7)	Represents 15,267,690 Class B ordinary shares held by Longwater Topco B.V. Longwater Topco B.V. is a company incorporated in the Netherlands and indirectly controlled by EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III GP B.V. is the general partner of EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III Limited Partnership is an alternative investment fund that consists of several investment vehicles. EQT Fund Management S.à r.l. (“EFMS”) has the exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Mid Market Asia III Limited Partnership. As such, EFMS has the power to control EQT Mid Market Asia III GP B.V’s voting and investment decisions. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Joshua Stone, Adam Larsson, Nicholas Curwen, Peter Veldman and James Arrol. Each of EQT Mid Market Asia III Limited Partnership, EQT Mid Market Asia III GP B.V. and EFMS may be deemed to have sole power to vote such shares and sole power to dispose of such shares.
(8)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 86,838,700 ordinary shares (being the sum of 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021 as a single class (which excludes 7,182,390 Class A ordinary shares held as treasury stock). Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Schedule 13G

CUSIP 320505100

ITEM 1.

(a) Name of Issuer: First High-School Education Group Co., Ltd.

(b) Address of Issuer’s Principal Executive Offices: No. 1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

Longwater Topco B.V.

EQT Mid Market Asia III Limited Partnership

EQT Mid Market Asia III GP B.V.

EQT Fund Management S.à r.l.

(b) Address of Principal Business Office, or if None, Residence:

Longwater Topco B.V.: Cornelis Schuytstraat 74, 1071 JL Amsterdam, Netherlands

EQT Mid Market Asia III Limited Partnership: 15 Golden Square, London W1F 9JG, United Kingdom

EQT Mid Market Asia III GP B.V.: Cornelis Schuytstraat 74 Amsterdam, 1071 JL Amsterdam, Netherlands

EQT Fund Management S.à r.l.: 26A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg

(c) Citizenship:

Longwater Topco B.V.: Netherlands

EQT Mid Market Asia III Limited Partnership: United Kingdom

EQT Mid Market Asia III GP B.V.: Netherlands

EQT Fund Management S.à r.l.: Luxembourg

(d) Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share in respect of matters requiring the votes of shareholders. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e) CUSIP Number: 320505100

CUSIP number 320505100 has been assigned to the ADSs of the Issuer. Each ADS represents three Class A ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON

FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Longwater Topco B.V.	15,267,690	17.6%	30.9%	15,267,690	0	15,267,690	0
EQT Mid Market Asia III Limited Partnership	15,267,690	17.6%	30.9%	15,267,690	0	15,267,690	0
EQT Mid Market Asia III GP B.V.	15,267,690	17.6%	30.9%	15,267,690	0	15,267,690	0
EQT Fund Management S.à r.l.	15,267,690	17.6%	30.9%	15,267,690	0	15,267,690	0

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 86,838,700 ordinary shares (being the sum of 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021 as a single class (which excludes 7,182,390 Class A ordinary shares held as treasury stock). Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share in respect of matters requiring the votes of shareholders.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2022	Longwater Topco B.V.

	By:	/s/ Chuen Yan Leung
		Name:	Chuen Yan Leung
		Title:	Authorized Signatory

EQT Mid Market Asia III Limited Partnership
By: EQT Mid Market Asia III GP B.V., its general partner
By: EQT Fund Management S.à r.l., its control person

	By:	/s/ Nicholas Curwen & Joshua Stone
		Name:	Nicholas Curwen & Joshua Stone
		Title:	Manager & Manager

EQT Mid Market Asia III GP B.V.
By: EQT Fund Management S.à r.l., its control person

	By:	/s/ Nicholas Curwen & Joshua Stone
		Name:	Nicholas Curwen & Joshua Stone
		Title:	Manager & Manager

EQT Fund Management S.à r.l.

	By:	/s/ Nicholas Curwen & Joshua Stone
		Name:	Nicholas Curwen & Joshua Stone
		Title:	Manager & Manager

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement